EXHIBIT (a)(1)(I)

                                                        JUNE 27, 2000

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT:
DANIEL M. JUNIUS OR
TIMOTHY D. ALTHOF AT (978) 448-6111 (NEBS)
OR
JAMES S. BURY AT 612-979-1700 (PREMIUMWEAR)


        NEW ENGLAND BUSINESS SERVICE, INC. RECEIVES NOTICE OF
        EARLY TERMINATION OF HART-SCOTT-RODINO WAITING PERIOD
         APPLICABLE TO ITS PROPOSAL TO PURCHASE OUTSTANDING
                     SHARES OF PREMIUMWEAR, INC.


GROTON, MA - June 27, 2000 - New England Business Service, Inc. (NYSE: NEB) today announced that it has received notice from the Federal Trade Commission that early termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act applicable to its proposal to acquire the outstanding public shares of PremiumWear, Inc. (NASDAQ: WEAR) has been granted.

As previously announced, NEBS, through a wholly owned subsidiary, has offered to acquire all of the outstanding shares of PremiumWear common stock for $13.50 per share in cash. The tender offer is scheduled to expire on Friday, July 7, 2000, unless extended.

New England Business Service, Inc. is a leading business-to-business provider with 2.5 million active small business customers in the United States, Canada, the United Kingdom and France. NEBS supplies a wide variety of business products and services which are marketed through direct mail, telesales, a direct sales force, dealers and the Internet. More information about New England Business Service, Inc. is available at its Web site at http://www.nebs.com.